Exhibit 99.4
     E-mail to Caribou Coffee Vice Presidents, Directors of Operations, District Managers, Communications and Human Resources Staff
3900 Lakebreeze Avenue North
Brooklyn Center, Minnesota 55429
Communication Guidelines for Proposed Stock Option Exchange Program
All:
Today we announced our intention to seek stockholder approval of an option exchange program. You should have received an email from Mike Tattersfield earlier today with the announcement.
Assuming that we receive the necessary stockholder approval at our annual meeting of stockholders on May 21st, we will provide you and all employees who hold eligible options with an update. We will provide further information on the exchange and will hold sessions with employees to provide them the information needed to make their decisions as to whether to participate and the details of how to do so.
You should know that option exchanges are governed by SEC rules and regulations. Accordingly, we are required to file with the SEC all written and recorded information provided on the exchange. Since you are a member of the leadership team, you will likely be asked questions by your people or outside constituents. Communications between you and employees or outside constituents are subject to these SEC requirements.
Please use the communication guidelines below when responding to questions and comments. Failure to do so could result in Caribou having to take a series of complicated (and expensive) corrective actions. I am asking for your strict adherence to the requirements below:
1)	Prior to the commencement of the exchange program: do not guarantee that the exchange program will start by any given date. The decision of if and when to begin the exchange program will be made by our Board of Directors.

2)	Do not answer a question via email or by leaving a voicemail. SEC rules require us to file all written and recorded communications made on behalf of Caribou about the exchange program with the SEC. SEC filings are expensive (so we want to minimize the number of filings we have to make). If incorrect information is given to employees or outside constituents (or some employees or outside constituents are given additional information that no one else has), we will have to take a series of complicated (and expensive) corrective steps.

3)	If you forget and leave a voicemail or send an email, please immediately contact Dan Lee in Legal.

4)	Do not give any advice about whether someone should participate in the program.

5)	Answer questions only by referring people to our preliminary or definitive proxy statement, Mike’s email to all employees, and the additional information we develop and file with the SEC as we move closer to launching the tender offer. Once the tender offer documents are filed with the SEC, there will be more information available that employees can reference.

6)	If someone asks a question that is not covered by the materials we have provided, please refer them to Karen McBride in HR or Dan Lee in Legal.
If you have any questions, please contact me or Dan Lee in Legal.
I want to thank you for your attention to this important issue. The option exchange is an important opportunity for our people, and I am counting on each of you to follow these requirements as we navigate the process.
Sincerely,
Karen McBride
Vice President of Human Resouces
     The Option Exchange Program described in this summary has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.
     In connection with the proposal to be voted on by the Company’s stockholders with respect to approval of the Option Exchange Program, the Company has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Stockholders are urged to read such materials as and when they become available and before making any voting decision, because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange Program.
     Stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company by directing a written request to: Caribou Coffee Company, Inc., 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429, Attention: Secretary, or by telephone at (763) 592-2200.